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              	     SECURITIES AND EXCHANGE COMMISSION
 			                      Washington, DC 20549


                        				SCHEDULE 13D
		             Under the Securities Exchange Act of 1934


                  		    (Amendment No. 1 )*

               			    Orbit Semiconductor, Inc.
			                     (Name of Issuer)
				                      Common Stock
			              (Title of Class of Securities)

                     				  68556E104
			                     	(CUSIP Number)

     	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	            115 South Jefferson Road, Whippany, NJ 07981
 			                     (201) 739-2202
           		(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				August 26, 1996
       	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  68556E104

                            				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
						                                           		(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC,PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
								                                               [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                 		7       SOLE VOTING POWER:

                               			None

	                 	8       SHARED VOTING POWER:

                               			None

	                 	9       SOLE DISPOSITIVE POWER:

                               			None

	                	10      SHARED DISPOSITIVE POWER:

                               			None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                               		None

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                             								  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                             			0.0

14      TYPE OF REPORTING PERSON*:
	       BD

               			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1


     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of Orbit Semiconductor, Inc. (the "Issuer").

 Item 3:  Source and Amount of Funds or Other Consideration

    	The aggregate amount of funds used in making the purchases of 86,844 shares of Common Stock of the Issuer referred to in Item 5(c) hereof was approximately $1,085,550.00.


Item 5:  Interest in Securities of the Issuer (as of 8/26/96)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On August 23, 1996, DII Group completed its acquisition of Orbit
     Semiconductor, Inc. Pursuant to the terms of the acquisition, Orbit shareholders received .45 percent share of DII for each Orbit share held. On August 26, 1996, Bear Stearns exchanged its holding of Orbit Semiconductor, Inc. pursuant to the above noticed agreement. Accordingly, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 26, 1996.








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Signature:

    	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  August 28, 1996                             BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
				                                             		Senior Managing Director

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                            APPENDIX I
                            BEAR, STEARNS & CO. INC.


                            Orbit Semiconductor, Inc.
                            Trading from 8/6/96 through 8/26/96

    DATE          QUANTITY      DESCRIPTION            PRICE / ENTRY  AMOUNT

    8/26/96      -406,166      Orbit Semi., Inc.       EXCHANGED
    8/22/96        2,200       Orbit Semi., Inc.         13.375     29,425.00
    8/21/96        1,000       Orbit Semi., Inc.        13.0000     13,000.00
    8/20/96         100        Orbit Semi., Inc.        12.8750     1,287.50
    8/20/96        1,000       Orbit Semi., Inc.        12.8750     12,875.00
    8/20/96        1,000       Orbit Semi., Inc.        13.2500     13,250.00
    8/20/96        1,200       Orbit Semi., Inc.        13.1875     15,825.00
    8/20/96        2000        Orbit Semi., Inc.        13.2500     26,500.00
    8/19/96         900        Orbit Semi., Inc.        13.0000     11,700.00
    8/19/96        2000        Orbit Semi., Inc.        13.1250     26,250.00
    8/16/96        1000        Orbit Semi., Inc.        13.1875     13,187.50
    8/16/96        2500        Orbit Semi., Inc.        13.1875     32,968.75
    8/15/96        8500        Orbit Semi., Inc.        12.8750     109,437.50
    8/14/96        2000        Orbit Semi., Inc.        12.8750     25,750.00
    8/13/96        9300        Orbit Semi., Inc.        12.4000     115,320.00
    8/12/96         500        Orbit Semi., Inc.        12.6250     6,312.50
    8/12/96        1000        Orbit Semi., Inc.        12.8750     12,875.00
    8/12/96        1000        Orbit Semi., Inc.        12.8750     12,875.00
    8/12/96        1000        Orbit Semi., Inc.        12.6250     12,625.00
    8/12/96        1200        Orbit Semi., Inc.        12.6250     15,150.00
    8/12/96        1500        Orbit Semi., Inc.        12.8125     19,218.75
    8/12/96        2000        Orbit Semi., Inc.        12.6250     25,250.00
    8/12/96        2500        Orbit Semi., Inc.        12.5000     31,250.00
    8/12/96        3000        Orbit Semi., Inc.        12.6250     37,875.00
    8/09/96         100        Orbit Semi., Inc.        12.3750     1,237.50
    8/09/96        1000        Orbit Semi., Inc.        12.5000     12,500.00
    8/09/96        1000        Orbit Semi., Inc.        12.5000     12,500.00
    8/09/96        1900        Orbit Semi., Inc.        12.3750     23,512.50
    8/09/96        2500        Orbit Semi., Inc.        12.5000     31,250.00
    8/08/96         56         Orbit Semi., Inc.        12.0000     672.00
    8/08/96         300        Orbit Semi., Inc.        12.0625     3,618.75
    8/08/96         352        Orbit Semi., Inc.        12.0000     4,224.00
    8/08/96         600        Orbit Semi., Inc.        12.0000     7,200.00
    8/08/96        1000        Orbit Semi., Inc.         12.125     12,125.00
    8/08/96        1000        Orbit Semi., Inc.        12.0625     12,062.50
    8/08/96        1900        Orbit Semi., Inc.        12.0625     22,918.75
    8/08/96        1448        Orbit Semi., Inc.        11.9857     17,355.29
    8/08/96         870        Orbit Semi., Inc.        11.9857     10,427.56
    8/08/96        2174        Orbit Semi., Inc.        11.9857     26,056.91
    8/07/96         300        Orbit Semi., Inc.           12       3,600.00
    8/07/96         500        Orbit Semi., Inc.           12       6,000.00
    8/07/96         500        Orbit Semi., Inc.           12       6,000.00
    8/07/96         700        Orbit Semi., Inc.           12       8,400.00
    8/07/96         800        Orbit Semi., Inc.           12       9,600.00
    8/07/96        1000        Orbit Semi., Inc.           12       12,000.00
    8/07/96        1200        Orbit Semi., Inc.           12       14,400.00
    8/07/96        2000        Orbit Semi., Inc.           12       24,000.00
    8/07/96        2200        Orbit Semi., Inc.         11.875     26,125.00
    8/07/96        5000        Orbit Semi., Inc.           12       60,000.00
    8/07/96        5000        Orbit Semi., Inc.           12       60,000.00

                            (Various Discretionary Accounts)
                                  (Aggregate Transactions)

    8/26/96       -13475       Orbit Semi., Inc.       EXCHANGED
    8/08/96        1448        Orbit Semi., Inc.        11.9857     17,355.29
    8/08/96         870        Orbit Semi., Inc.        11.9857     10,427.56
    8/08/96        2174        Orbit Semi., Inc.        11.9857     26,056.91